UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Legg Mason ETF Equity Trust

Address of Principal Business Office:	620 Eighth Avenue, 49th Floor New York, New York 10018

Telephone Number (including area code):	(877) 721-1926

Name and Address of Agent for Service of Process:	Robert I. Frenkel 100 First Stamford Place Stamford, Connecticut 06902

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with filing of Form N-8A:    ☒  Yes    ☐  No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Baltimore and the State of Maryland on the 4th day of September, 2015.

Legg Mason ETF Equity Trust

By:	/s/ Jane Trust
Name:	Jane Trust
Title:	Trustee, President and Chief Executive Officer

Attest:	/s/ Rick Sennett
Name: Rick Sennett
Principal Financial Officer of the Trust